News Release

OLYMPUS REPAYS US$2 MILLION DEBT FACILITY WITH MACQUARIE BANK

TORONTO, July 10, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM, Frankfurt: OP6) announced today that the US$2 million Non-Revolving Debt Facility (the "Facility") with Macquarie Bank Limited ("MBL") of Sydney, Australia (See Olympus press release dated February 20, 2006) has been extinguished as of June 27, 2007.  MBL elected to exercise share purchase warrants to acquire 5,376,092 common shares of the Company at a price of CDN$0.4347 per share for gross proceeds of CDN$2,336,987.

A portion of the proceeds from the exercise of the warrants was used by Olympus to fully pay the outstanding balance of the Facility.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

On behalf of the Board of Directors,

OLYMPUS PACIFIC MINERALS INC.

“David Seton”
Executive Chairman

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522  or  F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Securities Act (Ontario) and the Securities Act (Alberta) or forward-looking statements” within the meaning of the Secuities Exchange Act of 1934 of the United States, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information and forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information and forward-looking statements, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information and forward-looking statements are based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information and forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information or forward-looking statements.